Mail Stop 6010

     February 28, 2006

David B. Downing
Vice President and Chief Financial Officer
Lindsay Manufacturing Company
2707 North 108th Street, Suite 102
Omoha, Nebraska 68164

 RE: Lindsay Manufacturing Company
  Form 10-K for the fiscal year ended August 31, 2005
  Filed November 14, 2005
  File No. 1-13419

Dear Mr. Downing:

     We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have
addressed in our comments. Where indicated, we think you should
revise your document in future filings in response to these
comments.
If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be
as
detailed as necessary in your explanation. In some of our
comments,
we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we
may
raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

Form 10-K for the period ending August 31, 2005

Management Discussion and Analysis, page 12

Critical Accounting Policies, page 12

1. We see your critical accounting policy regarding revenue
recognition. However, the disclosure merely repeats the policies
from your significant accounting policies footnote without
elaboration. Please expand in future filings to describe the
specific factors that in your view make it critical. Discuss the
nature of estimates and uncertainties about those estimates
inherent
to your revenue recognition policy, including how you make those
estimates. Discuss how different assumptions, methods or
conditions
might effect your financial statements.

Notes to Consolidated Financial Statements, page 25

Note M. Commitments and Contingencies, page 35

2. We note that you entered into a consent decree with the U.S.
Environmental Protection Agency concerning groundwater
contamination
at your Lindsay, Nebraska facility. Please tell us, and in future
filings provide more details of the terms of the consent degree
that
you entered into with the EPA and why this will not materially
impact
your results. Please note that, under SAB Topic 5-Y, a statement
that
the contingency is not expected to be material does not satisfy
the
requirements of SFAS 5 if there is at least a reasonable
possibility
that a loss may have been incurred and the amount of that loss
would
be material to a decision to buy or sell the company's securities.
Please advise us why you do not believe that additional
disclosures
should be provided in the footnotes to the financial statements or
in
MD&A.

Note R. Quarterly Results of Operations, page 41

3. We note significant fourth-quarter LIFO inventory adjustments
and
physical inventory adjustments that affected earnings in 2005 and
2004. Please tell us, and disclose in future filings, the facts
and
circumstances of these charges. Your disclosure should explain why
the fourth quarters of 2005 and 2004 were the proper periods to
record the charges and why these adjustments should not be
recorded
in prior periods.

4. In this regard, tell us more about the reserve for obsolete or
slow moving inventory. Tell us your method of measuring inventory
obsolescence. Explain if your policy is the same for all
inventory
items and categories. Confirm that all items are completely
written-
off. For any items retained, tell us what consideration have you
given to the fact that subsequent sales of these items could

materially impact future gross profit margins. With respect to these
valuation allowances, confirm that inventory impairment charges
establish a new cost basis for inventory and that charges are not
subsequently reversed to income even if circumstances later suggest
that increased carrying amounts are recoverable. Refer to SAB Topic
5-BB.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that they have
provided all information investors require. Since the company and
its management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

 In connection with responding to our comments, please provide,
in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the
disclosure in the filings;
* staff comments or changes to disclosure in response to staff
comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any
proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

        As appropriate, please respond to these comments within 10
business days or tell us when you will provide us with a response.
Please furnish a cover letter with your response that keys your
responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please file
your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our
comments.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-
3618 or me at (202) 551-3554 if you have questions regarding comments
on the financial statements and

related matters. In this regard, do not hesitate to contact Martin
James, Senior Assistant Chief Accountant, at (202) 551-3671.

        Sincerely,

Angela J. Crane
Accounting Branch Chief